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Exhibit (a)(5)(E)

Forward-looking Statements

In addition to historical information, this communication contains certain statements that constitute "forward-looking statements." These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this communication (including, but not limited to, statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words) and all statements which are not statements of historical fact. Such forward-looking statements, together with other statements that are not historical, are based on management's current expectations and involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. These risks and uncertainties include, but are not limited to, the possibility that Omnicare will not pursue a transaction with PharMerica, the timing to consummate a potential transaction between Omnicare and PharMerica, the ability and timing to obtain required regulatory approvals, Omnicare's ability to realize the synergies contemplated by a potential transaction, Omnicare's ability to promptly and effectively integrate the businesses of PharMerica and Omnicare, the performance of Omnicare's institutional pharmacy business, business conditions in the institutional pharmacy industry generally, the inability to expand geographically as anticipated, the inability to leverage services and capabilities among Omnicare's network of institutional pharmacies as anticipated, the effectiveness of Omnicare's strategy in the institutional pharmacy business, the ability of the PharMerica acquisition to strengthen relationships with pharmaceutical and biotechnology companies and the risks and uncertainties described in Omnicare's Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare's actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Important Additional Information

On September 7, 2011, Philadelphia Acquisition Sub, Inc. ("Purchaser"), a wholly owned subsidiary of Omnicare, Inc. ("Omnicare"), commenced a tender offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), and the associated preferred share purchase rights, of PharMerica Corporation ("PharMerica") at a price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The Offer is scheduled to expire at 12:00, midnight, New York City time, on October 4, 2011, unless extended. If the Offer is extended, Omnicare will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day following the date the Offer was scheduled to expire.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) that was filed on September 7, 2011 by Omnicare and Purchaser with the SEC. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Offer, that should be read carefully before any decision is made with respect to the Offer. Investors and security holders of PharMerica are able to obtain free copies of these documents and other documents filed with the SEC by Omnicare through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Omnicare, Inc., 100 East RiverCenter Boulevard, Suite 1600, Covington, Kentucky 41011. Free copies of any such documents can also be obtained by directing a request to Omnicare's information agent, D.F. King & Co., Inc., by phone at (212) 269-5550 or toll-free at (800) 769-7666 or by email at info@dfking.com.

The following is an excerpt from the final transcript of the Stifel, Nicolaus & Company Inc. Healthcare Conference attended by Omnicare, Inc. on September 8, 2011:

Final Transcript

Sep 08, 2011/03:30PM GMT, OCR—Omnicare Inc at Stifel, Nicolaus & Company Inc. Healthcare Conference

CORPORATE PARTICIPANTS

John Workman
Omnicare—CFO

Patrick Lee
Omnicare—IR

Beth Kinerk
Omnicare—SVP, Sales and Customer Development

CONFERENCE CALL PARTICIPANTS

Steve Halper
Stifel, Nicolaus & Company, Inc.—Analyst

PRESENTATION

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

We'll continue our program before lunch. We have John Workman, who is the Chief Financial Officer of Omnicare as well as Beth Kinerk, who is the head of sales and Patrick Lee who runs the Investor Relations program. I am going to break with a little bit of our routine for this presentation given some of the recent events that have occurred with Omnicare and its attempt to acquire PharMerica, so I am going to turn it over to John for some introductory comments about the Company and some of the more recent developments around the proposed acquisition. John, welcome, thank you.

John Workman—Omnicare—CFO

Great. (Inaudible)Good morning. Again, John Workman from Omnicare. Omnicare is the largest provider of long-term care pharmaceuticals in the United States. To give you some perspective we dispense about 110 million prescriptions a year. We have a large market share in the skilled nursing home market but also a significant presence in assisted living as well as other long-term care facilities. We're also in the midst of developing a specialty care group that, starting probably in 2012, will be a separate segment. It, too, has grown into a certain size and stature. It is roughly $1 billion worth of revenue today and it is one that we see fairly significant growth going forward. A couple quick things about the Company right now.

We're looking at 2012 as being a very favorable year because of the brand to generic conversions that will happen relative to geriatric drugs and generic drugs are much more profitable for Omnicare than the branded equivalents so that's going to be a boost. We're also focused on things to improve the efficiency of the Company. Omnicare was never really an operating entity, as such it's come together through a lot of acquisitions and we think that creates some opportunity, so we're capitalizing on all of those opportunities which we think helps set a continually growing platform for 2013 and beyond. We have had public statements that we expect our compounded annual growth rate and EPS for the period 2010 to 2013 to be in the double-digit range and because we have given guidance at 2011 to be flat, that indicates there is some fairly significant growth we expect in 2012 and 2013.

So having said that, a little background about Omnicare. PharMerica is Omnicare's largest competitor in the public arena, it has a Number Two position. The Company has been pursuing Omnicare. We published a letter last month in terms of an offer to buy the company at $15 a share, trying to engage their Board. I won't go into all of the lengthy process except we were approached first in terms of talking with them. As we went through the process and became engaged and became interested, we started finding that they really didn't want to talk with us and after a series of behind the scenes events to try to engage the Company and the Board of Directors we went public with a letter. That letter was again rebuffed in the press.

Yesterday we filed a tender offer, and in the midst of that between the last public letter and the tender offer, the company enacted a poison pill, so yesterday we filed a tender offer so we could take our message directly to the shareholders. And so up to $15 a share. We think that represents a very fair and full price for the company, but time is of the essence because of this brand to generic wave that I just recently mentioned. We're hoping that will help the Board to engage with the company. There is clearly going to be some issues. You may have heard about those from an antitrust perspective.

We clearly looked at this opportunity in full recognition and with advice of our antitrust attorneys that we do believe this is solvable, and we look back at the fact that the companies' combined market share position is really less than what Omnicare acquired Neighbor Care several years ago and because both companies have continued to lose market share to independents and we think that really continues to be a competitive force, so we do believe that is solvable. Again, we have tried to engage in ways to assess that but with our filing yesterday we have started that process. We filed our Hart-Scott-Rodino filing so we can start to work through that.

Again, the tender offer is out there until October 4th. As you probably are well aware, PharMerica now has ten days to respond to our tender and we're hoping to have a lot more information after we see that response. But we are in that process. We're very determined about concluding that acquisition. We think it is a good thing for the PharMerica shareholders in terms of the price offered. We think it is also a significant benefit to the Omnicare shareholders because there would be synergies between the two companies, not the least of which is Omnicare is the only long-term care company that buys all of its generics direct and that would be one source of large synergies.

The other thing we think is important about the acquisition is it would help to lower healthcare costs overall in the United States. That's also going to be a benefit to the customers we serve, which are primarily nursing homes, and allow us to introduce some of the technology and automation that we already have to lower their overall costs because they're faced, as you well know that may follow nursing homes, they're faced with some reimbursement pressure today. So overall we think this is a strong proposition, one that has a lot of merit and we're intent on following through with that and that's kind of an update of current events and you may have a few more questions and I will sit down first.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Sure. Please. One question regarding the proposed acquisition, I think you are in the process of challenging the legality of the poison pill.

John Workman—Omnicare—CFO

Yes, right.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

In the Delaware courts. Is that—

John Workman—Omnicare—CFO

Yes, we did file a suit yesterday to invalidate the poison pill in the Delaware court. Again, with this kind of environment that's kind of a standard practice.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Right. But what's the basis of it? What's the general—

John Workman—Omnicare—CFO

It was inappropriate and not in the best interests of shareholders. They weren't satisfying their fiduciary duty.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Right. And it has something to do with—is there anything related to timing in that they put it in place after the conversations? Does that—

John Workman—Omnicare—CFO

Well, that's part of it. That's part of—clearly the suit that we filed mentioning all of those facts. The thing that I should have mentioned in our tender offer clearly is contingent upon the poison pill either going away or the Board's acceptance of our offer which would cause the poison pill to go away.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

I am assuming you would be open to having direct discussions with them.

John Workman—Omnicare—CFO

Absolutely. That's what we have tried to engage from day one. It would be much easier as you probably are aware the process of going through the FTC when you are doing it by yourself is a little bit more challenging even though there is a process that exists and they have a little bit more leniency relative to data because you don't have perfect data versus doing it jointly.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Right. But you probably have enough intelligence to know where their pharmacy is located and who their customers are to satisfy that—

John Workman—Omnicare—CFO

Absolutely.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

–
that need for data.

John Workman—Omnicare—CFO

Yes.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Are there any particular markets without being specific where the regulators would say, "Oh, you know you have 100% of the homes in this catchment area, that's a problem" and you would have to think about divestiture of certain assets?

John Workman—Omnicare—CFO

As you probably know, it is more of a market by market analysis. Just looking at the raw facts, there is probably a little bit more exposure in the Northeast and maybe California between—because much where the two companies have some significant presence. But again, looking back at Neighbor Care, which was done a few years ago, and looking at what the FTC mentioned or commented on is the fact that competition is local and there is a lot of independents that are out there that creates a competitive force.

Since that acquisition there has also been another couple of companies which have risen to a little larger size, companies like Remedy, or Millennium or Guardian, and so there has been some increasing competition, not the least of which, though, is the large national nursing home chains. 30% of them still operate their own pharmacies and they can always go back to operating their own pharmacies versus outsourcing those, so that's also a source of a competitive nature. The other thing I would mention is most of our contracts with long-term care customers are not necessarily exclusive to Omnicare. They do provide for others and provide some competitive set, so not certain.

All I would tell you is we have reached out to our major customers. We talked to their customers. We talk to some of their customers routinely and Beth is out there diligently trying to get business all the time and talks with them also, and the overwhelming message here is they're supportive of this transaction. Obviously there is going to be some negatives, but overall supportive, so we have also seen the customer population be very supportive and quite frankly on the shareholder list we have also seen them be very supportive, being our shareholders or theirs, and I will—Patrick can correct me on the right statistic, but I think we have 27% of our shareholders own 65% or roughly of theirs.

Patrick Lee—Omnicare—IR

I think as of June 30, 65% of their shares were owned by Omnicare investors so there is a pretty significant overlap in the share bases.

John Workman—Omnicare—CFO

I should mention, again, we were approached, became engaged, but we became more active as there were a fair amount of rumors about them running a process, and that's kind of what precipitated our getting involved. That's never been confirmed. Within ten days we'll know a little bit more information about that.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Assuming you get the poison pill invalidated, do you need a simple majority of the tender to take control or do you need a higher amount than that?

John Workman—Omnicare—CFO

It would be a simple majority. Obviously we'd want to buy out all the shares.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

And the Board is not staggered which is—

John Workman—Omnicare—CFO

Right.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Which to their credit gives them a little more friendly to potential.

John Workman—Omnicare—CFO

Still difficult process when you have to go in and replace a slate of directors.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

All at once.

John Workman—Omnicare—CFO

Our goal clearly is—look, our goal here is—

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Is to do it on good terms, right.

John Workman—Omnicare—CFO

–
to do the right thing for PharMerica shareholders, too, and that's to look at this and see if it is not a fair value for the company. It was a 37% premium to where the stock had been trading. It is kind of the same—the price was kind of at the same level as when the undisturbed price—meaning before there were rumors about them running a process, so we think little a pretty robust premium and, again, we think this is a good move for both companies and one that lowers healthcare costs overall, and with all the publicity about that we think this is the right time.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Okay. So indulge me—

John Workman—Omnicare—CFO

Yes.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

–
with the next question. So let's just say it happened.

John Workman—Omnicare—CFO

Yes.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

What do you do from an integration and operational standpoint because Omnicare itself, they went through—the Company went through sort of a multi-year sort of operational transition, [up in smoke]. I think at least my view is that PharMerica still has a lot of operating issues. Is the plan formulated yet or you will sort of worry about that when—

John Workman—Omnicare—CFO

We already have—we have a team. We have an executive steering group. We have what's called a project management office and variety of work streams, and those work streams are dedicated to, number one, due diligence, and I think everybody understands, due diligence in this kind of scenario is going to be pretty brief. It is typically going to be a matter of days because it is going to be pretty limited, but as part of that due diligence stream, we would also expect to come out with our first cut of an integration execution plan, realizing there would be a fair amount of time before potential closing. That constitutes about 12 different work streams, and we're very focused on that.

Beth is going to be part of one of those work streams because one of the things, to your point, Steve, that Omnicare probably faltered in prior acquisitions was not focusing on customers, not focusing on retention and Customer Service to make certain that the customers realize they were valuable and we wanted to retain those and build those relationships. In the past Omnicare, and Omnicare has always been a very acquisitive Company. It is used to making acquisitions. The goal was really to, number one, capture the purchasing savings, and I will come back and talk about that in a second. Because that's significant, and probably the most significant, but secondly is to look to consolidate facilities where there might be overlap, and the view was do that quickly and if customers were lost, the Company just went out and bought more companies to replace the customers lost.

This approach would be a lot different. We're going to focus on keeping the customers that we have that make sense and that we would want. Clearly there could be some divestitures and getting antitrust approval but that would be a key aspect. So let me just kind of come back to the key elements, maybe, of the execution and the integration plan. To get the potential synergies, purchasing is one. They have a contract, and again this is all based on public data because we have no access to anything that's not public. They have a contract with AmerisourceBergen that provides for buying virtually all of their bulk branded and generics even though they have a small portion they can buy through generics. That contract upon a change of control can be canceled within twelve months, or if it is within the last twelve months of that contract, it just expires.

We believe—we're looking at this, thinking we have to wait the full twelve months but in past practices when we acquired a company called CCRx, actually last year, they were also serviced by Cardinal and we were able to reach some kind of accommodation that made sense for us both to allow us to start to get to those savings sooner. That's a significant savings. As we said publicly, we believe that alone is worth about 3 percentage points from a margin perspective, being able to buy generics direct.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

You said it is a changing control provision that you can—the contract ends in twelve months.

John Workman—Omnicare—CFO

You can trigger a cancellation within twelve months following a change—you can notice them and the contract would expire.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Right. And you can do that within twelve months.

John Workman—Omnicare—CFO

At the end of twelve months.

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

Now,—So if you bought them today—

John Workman—Omnicare—CFO

–
twelve months from now—

Steve Halper—Stifel, Nicolaus & Company, Inc.—Analyst

–
you could be—

John Workman—Omnicare—CFO

–
we would be buying generics direct. Having said that, we would clearly work with the company, AmerisourceBergen, to find a win-win. Maybe it's to continue to buy branded drugs, more flexibility to buy generics, that's kind of what we did with Cardinal in a similar situation to try to get the synergies more quickly. That's one big bucket. The second one is the integration plan, and that's going to be looking at the facilities. Omnicare has a hub-and-spoke network already and it is unique because we have 29 major hubs, which if you looked at the hubs that companies like McKesson or Cardinal or ABC have, they're going to be similarly located in terms of the number of hubs, and we think that again that platform can be leveraged, would provide for some consolidation opportunities between the two companies and we're also heavily invested in automation in our hubs. And that's another thing that we would look to introduce. A lot of that is proprietary automation. That can change the dynamic.

It can make it a lower cost to deliver pharmaceuticals to the nursing homes. And then clearly the last bucket is probably going to be in the SG&A category because we wouldn't need the same types of corporate infrastructures for two separate companies. Thinking about IT, if you look at their company, some of it's IT is currently outsourced through Kindred, and that contract runs through July of 2012. We have beefed up, and are investing heavily in technology at Omnicare, both that serves the customer, that's in our distribution centers as well as the corporate office, and so we're also building a team, I think, that is facilitated or would facilitate a better integration than the Company has typically employed, but the main things are going to be focus on customers, keeping the retention, building the right consolidation plan that's effective, and bringing over the business.

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